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Gamesa

PRESS RELEASE

GAMESA HAS REACHED AN AGREEMENT WITH 3i FOR THE SALE OF SHARES OF ITS ADVANCED SERVICES COMPANIES FOR 170 MILLION EURO

Vitoria-Gasteiz, Spain, 6 April 2006. Gamesa Energía S.A. Unipersonal, an affiliated company of Gamesa Corporación Tecnológica S.A., and the venture capital company 3i have entered into a contract of sale for 100% of the shares of the companies, Gamesa Energía Servicios S.A. Unipersonal and Siemsa Este S.A. Unipersonal, for 170 million euro. The conclusion of the operation is subject to delivery by the Service for Competition of an opinion in favour of the same.

The agreement includes the possibility of an additional payment of 10 million euro in the event that a series of milestones contemplated in the sale contract are fulfilled.

Gamesa's advanced services activity, which, in February 2006, had a workforce of 2,156, revolves around the development of activities related to the assembly, installation and maintenance of industrial, energy and non-energy plants under two leader companies: Gamesa Energía Servicios, S.A. Unipersonal y Siemsa Este, S.A. Unipersonal. In 2005 the two companies subject to the sale together showed sales of 210 million euro, with an EBITDA of 19 million euro.

As a result of this operation, 3i will contribute to the plans of these companies (GES) to expand internationally, their intention being to strengthen their presence in countries like the United States, United Kingdom or Italy. Within the sector in which it develops its activity, the company can therefore avail of an excellent opportunity to reinforce and consolidate its leadership in the market.

For 3i this operation implies their entry into a market with a high international growth rate. In the last five years, it has recorded an average growth rate of 28% and an even greater percentage growth rate has been predicted for the future.

For Gamesa, the separation of its advanced services activity is part of its strategy to concentrate activities in engineering, design, manufacture and marketing of wind turbines, as well as in the promotion and sale of wind farms.

GES is leader at international level in the building and maintenance of wind farms. Created in Spain, it enjoys a privileged position in Germany, Italy and Portugal where the development of the implementation of wind energy is well established, and it has started to do business in countries like the United Kingdom and the United States where it would like to establish itself. It has likewise developed its activity in countries like Egypt, Morocco or Mexico.

GES, that has an excellent reputation both at home and abroad, and has important customers like Gamesa, Repsol, Cepsa, and Shell.

3i is leader in venture capital in Europe and bases its objective on investing in companies with motivated managerial teams and a successful project. It works together with them with an aim to generating value by means of strategic support, synergies with associated portfolios and by sharing the knowledge of its network of offices and contacts. Its activity is concentrated on buy-out and development capital operations that combine size, growth opportunity and the possibility to align interests.

Throughout its 60 years of experience, 3i has invested 24,500 million euro and has an international network taking in fourteen countries in Asia, the United States and Europe. 3i commenced operations in Spain in 1990 and, since then, has invested over 1000 million euro from its offices in Madrid and Barcelona. Some of its main investments have been operations involving Hospor, Sistemas Informáticos Abiertos, Ballesol, Pepe Jeans, Esmalglass, Rodman, Renta Corporación, La Sirena and Clínica Baviera.

Gamesa is an international business group, focalised mainly on the renewable energy sector. In this area, its activity is centred on plants for the generation of electricity from a renewable energy source, fundamentally geared towards the promotion, building and sale of wind farms, as well as the design, manufacture and sale of wind turbines.